EXHIBIT 99.6

Press Release dated April 11, 2003

Call-Net Enterprises Inc. to Release Q1 Financial
and Operating Results — May 1, 2003

Call-Net Enterprises Inc. to Release Q1 Financial and Operating Results – May 1, 2003

en Français

TORONTO, ON — April 11, 2003 — Call-Net Enterprises Inc. (TSX: FON, FON.B) will be releasing its first quarter results before the markets open on Thursday May 1, 2003. The Company will host a conference call for investors and media at 1:00 p.m. (EDT) the same day. Bill Linton, president and chief executive officer and Jim Laramie, vice president, finance will participate in the call.

To participate in the conference call, please dial 416-695-9753 or 1-877-667-7774. If you require assistance during the conference call, you can reach an operator by pressing “0”. The call will also be audio webcast live at www.callnet.ca or by entering http://www.newswire.ca/webcast in your web browser.

Should you be unable to participate, instant replay will be available until May 15, 2003 by dialing 416-252-1143 or 1-866-518-1010 and the audio webcast will be archived at www.callnet.ca.

Call-Net Enterprises Inc. Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

For further information

Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
koleary.sprint-canada.com

Investor Relations contact:
Farzana Giga
Investor Relations
(416) 718-6251
farzana.giga@sprint-canada.com